Exhibit 1
Perion Announces Standard & Poor’s Maalot Issuer Rating of ilA-/Stable

Tel Aviv and Seattle – March 6, 2014 – Perion Network Ltd. (NASDAQ-GS: PERI) today announced that Standard & Poor’s Maalot has assigned Perion the rating of 'ilA-' with a stable outlook.

Maalot is the Israeli affiliate of Standard & Poor's.  An English version of Maalot's report will be available in the investors section on Perion's website (www.perion.com).

Perion is considering a public debt offering to residents of Israel. Any securities, if offered, will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet Company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences. Our leading self-service platform with simple integration and robust, built-in analytics, empowers digital businesses to optimize distribution and maximize revenue. Our distribution solutions, which are based on our own experience as an app developer, position us to best understand the needs of developers, and enable developers to focus exclusively on creating high-quality digital product and content. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the ClientConnect transaction; risks entailed in integrating the ClientConnect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the ClientConnect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2012. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.